UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Quarterly Dividend Declaration

On May 28, 2018, the Board of Directors of Gazit-Globe Ltd. (the “Company” or “Gazit”) approved a quarterly dividend distribution to the holders of the Company’s common shares, par value 1 New Israeli Shekel (“NIS”) per share (“Common Shares”), in an amount of NIS 0.38 per share and an aggregate amount of approximately NIS 73.4 million, pursuant to the Company’s current dividend distribution policy. The dividend will be payable on July 3, 2018, to all shareholders of record of the Company’s ordinary shares as of June 15, 2018.

As previously reported in connection with the dividend paid in respect of the Company’s results for the fourth quarter of 2017, in March 2018, the Company came to an agreement with the Israeli Tax Authority (the “ITA”) concerning the mechanism for tax withholding at source on the payment of dividends through stock exchanges outside of Israel for shareholders entitled to an Israeli tax rate below 25% in accordance with the tax treaty between their country of residence and Israel (to the extent applicable). Towards that end, the Company has appointed IBI Trustee Management (from He’had Ha’am 9, Tel-Aviv, telephone: +972-50-620-9410). For details concerning required actions and documentation, and in order to receive a tax refund and to learn the required timing for doing so, please contact the trustee at IBI-CM@IBI.co.il. The Company clarifies that it will continue to withhold tax at source at a rate of 25% on dividends paid to shareholders who hold their shares on stock exchanges outside of Israel (i.e., Toronto and New York). To the extent that a shareholder is entitled to a reduced tax rate, in accordance with the conditions set by the ITA, the refund will be paid via the trustee.

For dividends paid to shareholders holding their shares through the Nominee Company of Bank HaPoalim, the usual tax withholding rules will continue to apply in accordance with the Israeli Income Tax Regulations (Withholding From Interest, Dividends and Certain Profits), 5766-2005.

Shareholders whose shares are traded outside of Israel, please visit the Company’s website at the link below:

http://gazitglobe.com/media/4030/tax.pdf

Changes in Outstanding Number of Securities and Treasury Shares

The Company furthermore reported, on April 30, 2018 and May 13, 2018, that the number of outstanding Common Shares increased by 13,124 and 4,416, to 193,546,257 and 193,550,673, respectively. These changes in the outstanding number of Common Shares were due to, respectively: (i) the issuance of 13,124 previously-allocated Common Shares to the chief executive officer of a wholly-owned subsidiary of the Company as a signing bonus under his employment agreement, and (ii) the settlement of 4,416 Restricted Share Units (“RSUs”) granted to an officer of a wholly-owned subsidiary of the Company, which was accompanied by a corresponding decrease in the number of outstanding RSUs, from 108,114 to 103,698.

The Company also reported, on May 3, May 6, May 7 and May 29, 2018, four increases, of 9,422, 23,679, 306,073 and 172,461, in the number of treasury shares of the Company, increasing the total number of treasury shares held by the Company to 563,135 Common Shares, in the aggregate, following such increases, as a result of open market repurchases of Common Shares pursuant to a share repurchase plan previously announced by the Company.

Changes in Holdings of Directors, Officers and Related Parties

On April 4, 2018 and May 1, 2018, Gazit reported to the TASE and ISA the following respective changes to the holdings of securities of the Company by the officers, directors and related parties of the Company:

●	Decrease by NIS 800, to NIS 36,800, in the principal amount of Series J Debentures held by Ronnie Bar-On, a director of the Company, due to a partial redemption by the Company of the Series J Debentures held by him.

●	Menora Mivtachim Holdings Ltd. (“Menora Mivtachim”) now holds 9,722,459 Common Shares, constituting 5.02% of the issued and outstanding Common Shares on a fully diluted basis, thereby surpassing 5% of the Company’s issued and outstanding Common Shares and voting power. Menora Mivtachim also owns a significant principal amount of various series of the Company’s outstanding debentures. The securities of the Company held by Menora Mivtachim are held via its pension funds and companies managing pension funds, companies managing joint investments in trust, and in a nostro account.

Publication of Israeli Shelf Prospectus

On May 29, 2018, the Company published a shelf prospectus with the Tel Aviv Stock Exchange and Israeli Securities Authority, in replacement of the Company’s existing such shelf prospectus. Under the new shelf prospectus, the Company may publicly offer and sell an unlimited number and value of equity and debt securities in Israel (subject to publication of a shelf offering report concerning the relevant offering).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: May 29, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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